Owners and Executive Officers

Direct Owners & Officers | Indirect Owners

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. **Click here to amend Form BD**

Full Legal Name	Title or Status	Title or Status Acquired	Percent Ownership	Control Person	Public Reporting Company
Individual					
WHITEHEAD, PAUL NOAH	DIRECTOR	04/01/2015	Less than 5%	No	No
CLARK, JONATHAN ANDREW	PRESIDENT	08/01/2015	Less than 5%	Yes	No
CLARK, JONATHAN ANDREW	CEO AND DIRECTOR	09/01/2015	Less than 5%	Yes	No
DOLAN, JAMES CHRISTOPHER	CHIEF COMPLIANCE OFFICER	09/01/2015	Less than 5%	Yes	No
DOLAN, JAMES CHRISTOPHER	CHIEF LEGAL OFFICER	10/01/2015	Less than 5%	Yes	No
SKOKO, DRAGAN	DIRECTOR	06/01/2018	Less than 5%	No	No
STUTSMAN, PETER DUARD	DIRECTOR	09/01/2018	Less than 5%	No	No
LANE, DAVID KENNETH	DIRECTOR	11/01/2018	Less than 5%	No	No
EVARTS, NATHANIEL NELSON	DIRECTOR	02/01/2019	Less than 5%	No	No
FARLEY, BRENDA	DIRECTOR	07/01/2019	Less than 5%	No	No
GEYER, WILLIAM SENG	DIRECTOR	10/01/2019	Less than 5%	No	No
KINAK, MEHMET SINAN	DIRECTOR	12/01/2019	Less than 5%	No	No
BILODEAU, IRENE MARIE	FINOP, POO, PFO	03/01/2021	Less than 5%	No	No
PETROVICH, BOJAN	DIRECTOR	05/01/2021	Less than 5%	No	No
Domestic Entity					
FMR SAKURA HOLDINGS, INC.	OWNER	03/01/2018	50% but less than 75%	Yes	No
Foreign Entity					
No Information Available.					